One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

September 18, 2020
VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Kenneth Ellington

Re:    HMS Income Fund, Inc.
Annual Report on Form 10-K for the Year Ended December 31, 2019
File Number 814-00939

Ladies and Gentlemen:

On behalf of HMS Income Fund, Inc., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call between Mr. Kenneth Ellington of the Staff and Thomas J. Friedmann and Matthew J. Carter of Dechert LLP, outside counsel to the Company, on September 15, 2020. Capitalized terms used in this letter and not otherwise defined shall have the meanings specified in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as filed with the Commission on March 19, 2020 (Registration No. 814-00939) (the “Form 10-K”).

1.
In the Company’s Consolidated Schedule of Investments, please ensure that all of the disclosures related to restricted securities required by Regulation S-X Article 12-12, footnote 8 are included in future financial statements, including acquisition date.

As requested, the Company will ensure that all of the disclosures related to restricted securities required by Regulation S-X Article 12-12, footnote 8, including acquisition date, will be included in future financial statements.

2.
In the Company’s Consolidated Schedule of Investments disclosing the Company’s affiliate investments, please ensure that the total for the column disclosing the amount of Net Unrealized Gain/Loss ties back to the amount of Net Change In Unrealized Appreciation/Depreciation disclosed for affiliate investments in the Company’s Statement of Operations, as required by Article 12-14, footnote 6(f) of Regulation S-X.

As requested, in future financial statements, the Company will ensure that the totals for the referenced amounts tie back appropriately.

Kenneth Ellington September 18, 2020 Page 2

3.	In Note 6-Borrowings, please disclose the average interest rate on borrowings as required by Article 6-07(3) of Regulation S-X and ASC 946-225.

As requested, in future financial statements, the Company will disclose the average interest rate on borrowings in Note 6 to its consolidated financial statements.

4.
In Note 11 - Related Party Transactions and Arrangements, please update the recoupment disclosure to match the disclosure found in the fee waiver agreements, specifically, the phrase, “The Company shall only reimburse fees if (1) the Company’s operating expense ratio at the time of reimbursement is equal to or less than the operating expense ratio at the time the corresponding fees were waived and if the annualized rate of regular cash distributions to stockholders is equal to or greater than the annualized rate of the regular cash distributions at the time the corresponding fees were waived…” (emphasis added).

As requested, in future financial statements, the Company will update the recoupment disclosure in Note 11 to its consolidated financial statements to correspond to the disclosure found in the fee waiver agreements.

5.
It appears that GRT Rubber Technology LLC (“GRT”) triggered the income test set forth in Section 3-09 of Regulation S-X as of December 31, 2019, but no separate annual financial statements were provided for this company.  Please confirm that GRT was not majority owned by the Company as of December 31, 2019 and the percentage of GRT owned by the Company as of such date.

The Company confirms that GRT was not majority owned by the Company as of December 31, 2019. As of December 31, 2019, the Company held 32.18% of GRT’s outstanding equity interests.

6.
Does the Company’s common stock trade on any private securities market or alternative trading systems?  If so, please provide the average trading prices or bid/ask spreads for such securities, as applicable.

The Company respectfully submits that shares of the Company’s common stock do not trade on any private securities market or alternative trading systems.
* * * * * * * * *

Kenneth Ellington September 18, 2020 Page 3

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by e-mail at thomas.friedmann@dechert.com) or Matt Carter by telephone at 202.261.3395 (or by e-mail at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ Thomas J. Friedmann
Thomas J. Friedmann

cc:	Janice E. Walker, HMS Income Fund, Inc.
David M. Covington, HMS Income Fund, Inc.
Matthew J. Carter, Dechert LLP